Exhibit 99.1

JD.com Selects Deloitte as its Independent Registered Public Accounting Firm

BEIJING, June 22, 2019 — JD.com, Inc. (NASDAQ: JD) (the “Company”), China’s leading technology driven e-commerce company and retail infrastructure service provider, announced that, effective as of June 22, 2019, the Company engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent registered public accounting firm, to replace PricewaterhouseCoopers Zhong Tian LLP (“PwC”). The change of the Company’s independent registered public accounting firm was approved by the Audit Committee of its Board of Directors.

Deloitte is engaged to audit and report on the consolidated financial statements of the Company for the year ending December 31, 2019 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.

PwC has served as the Company’s independent registered public accounting firm since 2010, and the reports of PwC on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the whole service period, there has been no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference to the disagreements in their audit reports.

About JD.com.

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

CONTACTS:

Investor Relations
Ruiyu Li
Senior Director of Investor Relations
+86 (10) 8912-6805
IR@JD.com

Media
+86 (10) 8911-6155
Press@JD.com